Mail Stop 4561
Via Fax (408) 974-2023

February 27, 2009

Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

      Re: Apple Inc.
              Form 10-K for the Fiscal Year Ended September 27, 2008
              Filed on November 5, 2008
              Form 10-Q for the Fiscal Quarter Ended December 27, 2008
              Filed on January 23, 2009
              Forms 8-K filed on October 21, 2008 and January 21, 2009
              File No. 000-10030

Dear Mr. Oppenheimer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                Sincerely,

                                Craig Wilson
                                Sr. Asst. Chief Accountant